Mail Stop 3010

February 4, 2010

Kent Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway
Suite 400
Salt Lake City, UT 84121

       Re: Extra Space Storage Inc.
             Form 10-K for Fiscal Year Ended
             December 31, 2008
             Filed February 27, 2009
             Form 10-Q for the Quarterly Period Ended
             September 30, 2009
             Filed November 5, 2009
             Definitive Proxy Statement
             Filed April 3, 2009
             File No. 001-32269

Dear Mr. Christensen:

      We have reviewed your response letter dated January 15, 2010 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Condensed Statements of Operations, page 54

1.   We note your response to our prior comment two. Your response did not fully address our comment; therefore, the comment will be reissued. Please tell us how your presentation complies with Rule 5-03 of Regulation S-X. Specifically, tell us how you determined it was unnecessary to include a line item for 'income or loss before minority interest and equity in earnings'.

Proxy Statement on Schedule 14A, filed April 3, 2009

2.   We note your response to comment eight from our letter dated December 22, 2009. Please tell us whether any of the established goals included quantitative measures, such as the goal to increase tenant reinsurance income and the goal to increase same store revenue and occupancy growth. If so, tell us the quantitative measures and confirm that you will disclose similar measures in your future filings. If not, please confirm that future disclosure will clarify that none of the goals included quantitative measures.

3.   We note your response to comment eight from our letter dated December 22, 2009.   Your response states that each of your named executive officers had the same individual performance goals for 2008. We also note that you paid your CFO, President, and CLO 100% of their bonuses related to individual performance goals whereas your COO was paid only 85%. It therefore appears that your individual performance goals were different for each executive officer. Please explain how each of your performance goals applied to each individual executive officer and provide similar disclosure in future filings.

*   *   *   *

Kent Christensen
Extra Space Storage Inc.
February 4, 2010
Page 3

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney Advisor, at (202) 551-3657 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant